Exhibit 99.1

PRESS RELEASE
Monday 22 June 2026 – 08:00 CET
Non-regulated information

FORTESCUE AND CMB.TECH SIGN MILESTONE AGREEMENT

FOR 12 AMMONIA BULKERS

TO ACCELERATE ZERO-EMISSIONS SHIPPING

ANTWERP, Belgium, 22 June 2026, 08:00 CET – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the company”) (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) and Fortescue have signed a milestone agreement for the charter of up to 12 ammonia-capable vessels, marking a significant step towards decarbonising global shipping and advancing the adoption of ammonia as a shipping fuel.

Under the agreement, Fortescue will charter a fleet of 12 Newcastlemax vessels (210,000 dwt) from Bocimar, the dry bulk division of CMB.TECH.

Up to three of the vessels will be delivered with dual-fuel ammonia engines and are expected to enter into service by the end of 2026. The remaining nine vessels will be ammonia-ready and can be converted to operate on ammonia in the future.

If fuelled by green ammonia, the combined fleet could reduce carbon dioxide emissions by approximately 250,000 tonnes a year compared with conventional marine fuels.

Fortescue Director Integrated Operations, Katie Charuga:

“The shipping industry doesn’t need more talk. It needs action.

Green ammonia is one of the clearest pathways to reducing carbon dioxide emissions from shipping, and these vessels represent a practical step towards that future. By backing new technologies and working with partners who are prepared to lead, we can help drive the uptake of green ammonia in shipping.

Fortescue’s Green Pioneer demonstration vessel has already shown that ammonia can be used safely and effectively in marine operations. The next challenge is scaling the use of green ammonia.

By investing in ammonia-capable vessels and working with partners who share our ambition, we are helping create demand for green ammonia and supporting the technologies needed to reduce emissions from global shipping.”

Alexander Saverys, CEO of CMB.TECH said:

“Fortescue and Bocimar have built a strong partnership over more than two decades, grounded in shared values and a clear commitment to decarbonise shipping. This agreement marks an important step in showcasing ammonia as a viable marine fuel and advancing the transition to zero-emission shipping. It also sends a powerful signal to the market, particularly at a time when there is doubt about the decarbonisation of shipping: our sector can decarbonise at scale. It just takes like-minded, determined partners who walk the talk.”

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Monday 22 June 2026 – 08:00 CET
Non-regulated information

Announcement Q2 2026 results – 27 August 2026

About CMB.TECH

CMB.TECH (all capitals) is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels and offshore energy vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.

CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.

CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”. More information can be found at https://cmb.tech

About Fortescue

Fortescue exists to accelerate decarbonisation at a global scale, rapidly and profitably. The Company is committed to delivering on its ambitious Real Zero Target – an emissions reduction target that aims to eliminate Scope 1 and 2 emissions from its Australian terrestrial iron ore operations by the end of 2030. Fortescue is investing significantly in research and development to diversify and grow its core business by combining the operational expertise of a world-leading mining business with groundbreaking technologies. As the Company expands its global footprint, Fortescue’s growth remains deliberate and commercially focused.

Beyond business, Fortescue is committed to building thriving communities and delivering lasting social and economic impact. Through training, employment and business development opportunities, Fortescue is ensuring its success delivers shared and enduring value. fortescue.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech
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